Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:

Date: 02.11.01

ORK-BBH acquires brewery in Belarus

The BBH subsidiary Baltika Brewery has entered an agreement to acquire majority shareholding of the brewery Krinitsa situated in Minsk, Belarus. As part of the privatisation process the Board of Directors of Krinitsa will approve the agreement formally in December.

The present capacity of Krinitsa is 70 million litres of beer annually and the brewery is the market leader with a market share of approx. 21 per cent. The first phase of modernisation of the brewery, which will be completed next spring will among other things bring the brewery's quality of beer up to Western standards.

Belarus has a population of 10.2 million and the per capita consumption of beer is 26 litres per year. Throughout the last few years, the Belarus beer market has seen a moderate increase and total consumption is 270 million litres.

Other
BBH is owned 50% by the Finnish brewery Hartwall and 50% by Carlsberg Breweries (CB). CB is owned 60% by Carlsberg A/S and 40% by Orkla.

For further information:
Paul Bergqvist + 45 33 27 20 60
Margrethe Skov + 45 33 27 14 10

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